UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Blackhawk Network Holdings, Inc.

File No. 333-187325 - CF#29186

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Blackhawk Network Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 18, 2013, as amended.

Based on representations by Blackhawk Network Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.3	until July 26, 2019
Exhibit 4.4	until July 15, 2016
Exhibit 4.5	until December 31, 2015
Exhibit 10.1	until December 30, 2017
Exhibit 10.2	until December 30, 2017
Exhibit 10.3	until April 29, 2017
Exhibit 10.9	until July 26, 2019
Exhibit 10.10	until December 31, 2015
Exhibit 10.11	until December 31, 2015
Exhibit 10.12	until December 31, 2015
Exhibit 10.13	until January 1, 2014
Exhibit 10.14	until January 1, 2014
Exhibit 10.15	until February 24, 2016
Exhibit 10.16	until June 30, 2014
Exhibit 10.18	until December 31, 2013
Exhibit 10.29	until March 30, 2016
Exhibit 10.32	until June 30, 2018
Exhibit 10.33	until March 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel